gallagher@briantgallagherlaw.com briantgallagherlaw.com 410-533-4855 1906 Towne Center Blvd, Suite 275 Annapolis, MD 21401

January 10, 2025

SENT VIA EDGAR FILING

Division of Corporation Finance

Office of Real Estate & Construction

Re:	Request for POS Qualification

To the Division of Corporation Finance:

This letter is submitted on behalf of Bequest Bonds I, Inc., a Delaware corporation (the “Issuer”). Attached hereto please find the Issuer’s Post-Qualification Amendment No. 1 to the previously qualified Offering Statement on Form 1A POS (CIK No. 0002016678), as well as all referenced exhibits. Also included herein is a red-lined version of the POS to identify the changes made therein. This is provided in response to the SEC’s January 10, 2025 comments.

This POS is offered for two discrete reasons. First, the Series A Bonds are offered in the aggregate maximum amount of $75,000,000. The allocation of available Bonds is as follows: Class A - $15,000,000; Class B - $17,500,000; Class C - $17,500,000; and Class D - $25,000,000. This disclosure is made on the cover page. Second, the Issuer has not made any sales as part of this Offering.

The Issuer requests qualification of the POS on February 1, 2025, which is more than 21 days after the public submission of the POS. Please feel free to contact me at the above number for any questions related to this letter.

Sincerely,

//BTG//
Brian T. Gallagher